UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 28, 2012	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

27 February 2012

CSR plc

(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the automatic vesting of options and disposal of ordinary shares of the Company

The Company announces that on 24 February 2012, Mr Ahmet Alpdemir, Senior Vice President of the Mobile Business Unit, acquired 18,525 ordinary shares in the Company following the automatic vesting of RSU’s pursuant to the terms of grant. In accordance with the conditions attaching to the vesting, 7,791 ordinary shares were sold at a price of £2.475 per share in order to satisfy the tax liability arising on the vesting. Following the disposal, Mr Alpdemir holds 25,498 ordinary shares in the Company.

ENDS